Exhibit 99.2
Regulation of Telecommunications
    As a global telecommunications company, we are subject to various laws and regulations in each of the jurisdictions in which we operate. Mobile, internet, fixed-line, voice and data markets are all generally subject to extensive regulatory requirements in each of the countries in which we operate, including strict licensing regimes, anti-monopoly laws and consumer protection regulations.
    The following is a brief discussion of certain regulatory and legal considerations we consider noteworthy. We do not discuss the regulatory considerations of each of the jurisdictions in which we operate nor of the certain other jurisdictions in which we hold licenses, authorizations or regulatory approvals. For a description of the material effects of laws and regulations on our business, see Item 3.D. Risk Factors—Regulatory, Compliance and Legal Risks.

Regulation of Telecommunications in Russia

Regulatory bodies
In accordance with the Russian Constitution and the Federal Law “On Communications,” (the “Communications Law”), the regulation of activity in the field of communications is controlled by the President of the Russian Federation, the Russian government, the federal body of executive power in the field of communications, and other federal executive authorities within their competence. The Ministry of Digital Development, Communications and Mass Media of the Russian Federation (formerly, the Ministry of Telecom and Mass Communications of the Russian Federation) (the “Ministry”) is responsible for the regulation of telecommunications, mass media, information technology and postal services. In Russia, regulation of the use of the radio frequency spectrum is exercised by the State Commission on Radio Frequencies, which establishes the procedure for the allocation of radio frequencies.
While the name and responsibilities of the Ministry were modified in 2019, the Ministry remains responsible for developing and implementing national policy and legal regulation in the following areas, all of which are important to our business:
•information technology, including the use of information technology in public resources and promotion of access to such resources;
•telecommunications, including the allocation and conversion of the radio frequency spectrum, and postal communications;
•mass media, including electronic media, development of the internet, television and radio broadcasting (including developments based on digital technology), and new related technologies;
•publishing, printing, and distribution of printed media;
•personal data processing, management over specified state property and provision of public services in the area of information technology including organization public information resources and access to it;
•national policy and legal regulation relating to protection of children from information harmful to their health or development;
•allocating numbering resources; and
•certifying communications facilities.
Furthermore, in 2019, the Ministry was given the authority to adopt the requirements necessary to support enacted legislation addressing the stability, security and functional integrity of the internet and to support the public communication network in Russia. The Ministry in turn controls and coordinates the activity of the Federal Supervisory Service for Communications, Information Technologies and Mass Media, or “Roskomnadzor.” The functions of Roskomnadzor are particularly relevant to our business, as its responsibilities include telecommunications licensing activities; issuing permissions for, among other things, radio frequency use, control over telecommunications and information technologies and devices utilizing frequencies, including handsets.

Regulatory framework
The Communications Law is the principal legal act regulating the Russian telecommunications industry. The Communications Law sets forth general principles for the regulation of the telecommunications industry, including a description of the institutional framework for the federal government’s involvement in the regulation and the administration and operation of the telecommunications industry. The most important aspects of the Communications Law with respect to our business include the federal government’s authority to:
•license communications service providers;

•allocate radio frequencies;
•certify telecommunications equipment;
•allocate numbering resources;
•ensure fair competition and fair pricing;
•conduct oversight of operators’ compliance with the terms of their licenses and Russian law; and
•ensure stability, security and functional integrity of the internet and public communication.

Licenses
In accordance with Russian legislation, licenses to provide telecommunications services are issued by Roskomnadzor on the basis of an application from an eligible applicant or, when applicable, on the basis of results of a tender or an auction. Licenses are generally issued for a term of three to 25 years. Roskomnadzor has the right to renew an existing license upon application. An application may be rejected if, as of the date of its submission, the operator has been found to have violated the terms of the license and such violations have not been cured. The Communications Law also regulates the procedures for reissuing a license in the case of a reorganization of the license holder or a transfer of a communications network or operation to another person or persons. Since January 1, 2021, licenses are confirmed by a record in the register of licenses.
In addition to obtaining a license, wireless telecommunications operators have to receive a permit for radio frequency usage for every radio transmitter they operate. The permit for radio frequency usage is issued by Roskomnadzor on the basis of decisions of the State Radio Frequency Commission and the conclusion of an examination by the Main Radio Frequency Center. This examination evaluates the electromagnetic compatibility of the radio electronic devices and coordinates radio transmitter usage with the Defense Ministry, the Federal Protective Service and the Federal Security Service of the Russian Federation. Under the Communications Law, permits for the use of radio frequencies are granted for ten years, or a shorter period if such shorter period is requested in the application. Radio frequency permit duration may be extended on the basis of existing regulations and decisions of the State Radio Frequency Commission. Radio frequency allocation permission may be suspended or terminated for a number of reasons, including failure to comply with the conditions to which the frequency allocation was subject.
Furthermore, the Communications Law regulates certain material communications objects, for example certain types of towers, in the same way as real estate property. In particular, wireless telecommunications operators are required to receive construction permits for certain towers to register title to land plots underlying ownership rights to those tower or to establish other legal grounds to use the underlying land, and consider other regulatory aspects of the network before putting the base stations into operation.

Mobile Termination Rates
The Communications Law and the Federal Law “On the Protection of Competition” allow telecommunications operators, including wireless service operators, to freely establish tariffs for the telecommunications services provided to customers, with the exception of significant operators’ interconnection tariffs and tariffs on universal services. PJSC VimpelCom is not considered a significant operator and therefore can independently establish tariffs. However, since PJSC VimpelCom is considered to have a dominant market position in Russia (as determined by the Federal Antimonopoly Service of the Russian Federation (“FAS”)), this independence is limited by the antitrust legislation and requires us to comply with certain restrictions detailed below to avoid being sanctioned for abusing a dominant market position. For a description of MTRs in Russia, see “Item 4-Information on the Company-Interconnection Agreements.”

Significant Market Power

An operator is presumed to have SMP if it has a share of more than 25% of all active numbers or if it can sustain traffic throughput of more than 25% of traffic in the particular geographical region or all of Russia. Roskomnadzor maintains an exhaustive list of SMP operators. Operators with SMP must provide interconnect services to all other operators in the market, following mandatory interconnection tariffs, which are regulated. PJSC VimpelCom is not included on this list.
However, PJSC VimpelCom has a “dominant market position” in Russia, which requires us to have economical and technical reasons behind our commercial policies, such as pricing or contracting. If the FAS finds a dominant operator’s proposed commercial policies to be groundless, that dominant operator may face legal consequences, such as fines and obligatory requirements to undertake corrective actions.
Pursuant to the Federal Law “On the Protection of Competition”, a company which holds a dominant market position, individually or collectively with other unrelated companies, is subject to restrictions aiming to prevent the abuse of such position to the detriment of other market participants or customers. In particular, the restrictions relate to (i) pricing (among other restrictions, it is prohibited from (a) increasing or decreasing an existing “monopolistic” (unreasonable) price if it is not caused by an increase or decrease in cost or market conditions or (b) setting a different price for the same goods without economic or technological reasons); and (ii) conduct (among other restrictions, it is prohibited from imposing unfavorable or unrelated contractual terms on a counterparty or to create barriers to market entry).
If the FAS finds that a company holds a dominant market position (individually or collectively) and abuses such position, the FAS may initiate an administrative action and impose on such company or its officers a fine or another administrative liability depending on the type of violation. In particular, an abuse of a dominant market position which may not and does not result in the restriction of competition may trigger, among other penalties, a fine of between RUB300,000 and RUB1,000,000. An abuse of a dominant market position which may result or did result in the restriction of competition may trigger, among other penalties, a fine of between 1% and 15% of (i) revenue generated from the sale of goods on the market on which the abuse was committed; or (ii) the cost of the goods sold on the market on which the abuse was committed (the fine has a minimum threshold of RUB100,000 and a maximum of 2% of the company’s aggregate revenue).

Data Protection
The Communications Law and the Federal Law “On Personal Data” protects two categories of information: (i) provided telecommunications services and (ii) personal data. Personal data is any information directly or indirectly concerning an individual. Information on provided services includes the personal data of the subscriber and the details of his or her activity on the telecommunications operator’s network. Therefore, the operator has to invest considerable resources to protect both categories of data and comply with rules that relate to collection, processing, storage and use of such data. The rules were amended in July 2014 to require that operators process the personal data of Russian citizens using servers located in Russia. The Russian data localization regime is evolving quickly, and there has been conflicting guidance on some of the requirements. The technical restrictions on the processing of this data affect how we are able to deploy new technologies, particularly with respect to cloud services, leveraging our data and sharing such information for marketing purposes. The Federal Law “On Personal Data” requires us to receive explicit written consent from individuals before we may process data beyond the scope of subscriber’s agreement. In 2019 and 2021, the government increased liability for personal data legislation violations. Non-compliance could result in administrative sanctions, which could materially impact our operations.
Yarovaya Law
    Federal Law No 374-FZ (the “Yarovaya law”) amended anti-terrorism legislation and imposed certain obligations on communication providers, including a requirement to store information evidencing receipt, transmission, delivery and/or processing of voice data, text messages, pictures, sounds, videos or meta-data reflecting these communications for a period of three years and a requirement to store the contents of such communications for a period of up to six months. This requirement came into force on July 1, 2018 for voice traffic and on October 1, 2018 for data traffic. In addition, the Yarovaya law requires communication providers to supply information to investigation and prosecution authorities about users and any other information “which is necessary for these authorities to achieve their statutory goals” including any information and codes necessary to decode the information. Furthermore, under other local Russian law, operators are required to block services for users whose personal data does not correspond to the data registered and stored by the operator. Failure to comply with this law may lead to administrative fines and could impact the effectiveness of our licenses. The implementation and support of measures to comply with the legislation led to substantial investments for the design of our IT systems in Russia and the purchase of specialized equipment and tools. The Russian authorities require, among other things, the use of specific storage equipment (such as data storage, interception devices, fiberoptic cables and technical platforms). See also Item 3.D. Risk Factors—Regulatory, Compliance and Legal Risks—Anti-terror legislation passed in Russia and other jurisdictions could result in additional operating costs and capital expenditures.

Other
Roaming
All commercial policies, including the setting of roaming prices, are subject to antitrust monitoring and control on an ongoing basis.
Restrictions on foreign investment
The Federal Law No. 57-FZ “On the Procedure for Foreign Investments in Business Entities of Strategic Importance for National Defense and State Security” (the “Russian Foreign Investment Law”) limits foreign investment in companies that are deemed to be strategic. Our subsidiary PJSC VimpelCom is deemed to be a strategic enterprise under the Russian Foreign Investment Law. As a result, any acquisition by a foreign investor of direct or indirect control over more than 50% of its voting shares, or 25% in the case of a company controlled by a foreign government, requires the prior approval of the Government Commission on Control of Foreign Investment in the Russian Federation pursuant to the Russian Foreign Investment Law. The FAS, which administers the application of the Russian Foreign Investment Law, has in the past challenged acquisitions of our shares by foreign investors.
Deoffshorization law
On July 2, 2021, Federal Law N 360-FZ “On Amendments to Certain Legislative Acts of the Russian Federation” was adopted. From January 1, 2022 the following legal entities are prohibited to participate in state procurement process:
•an offshore company among members of a corporate legal entity or among founders of a unitary legal entity,
•offshore companies among the persons holding, directly or indirectly (through a legal entity or several legal entities), more than ten per cent of voting shares in the business entity or interest of more than ten per cent in the authorized (contributed) capital of a business partnership or entity.
Changes in telecommunications regulations
Federal Law 90-FZ (commonly referred to as the “sovereign RuNet law”) amended the requirements of the Federal Law “On Communications” and Federal Law “On Information, Informatization and Information protection”. In accordance with the new requirements, operators must take measures to counteract threats to the stable, safe and integral operation of the Russian internet in Russian territory by centralizing the general communications network. The Ministry has the power to establish requirements for the construction of communication networks. The list of telecommunications operators’ new duties and requirement were expanded to include:
•duties related to maintaining the functioning and security of communication lines crossing the state border of the Russian Federation;
•rules that describe limitations for companies with foreign participation in terms of their involvement in the maintenance and modernization of telecommunication equipment and software;

•rules of communication network management in the event of threats to the stable, safe and integral operation of the Russian internet;
•rules restricting access to the information distributed via the internet;
•requirements to ensure the installation on communication networks the technical means to counteract threats to equipment and information control equipment;
•requirements to provide detailed data on network structure and network events to Roskomnadzor, the Russian Federal Service for Supervision of Communications, Information Technology and Mass Media; and
•the use of a national domain system.
Most of the provisions of Federal Law 90-FZ and subordinate legislation entered into force between November 1, 2019 and May 11, 2020. On December 30, 2020, the Russian government decree “On licensing of activities in the field of communication services” introduced a new license requirement: ensuring the implementation of requirements related to the stability, security and integrity of the internet. The new provisions came into force on January 1, 2021. The implementation and support of measures to comply with the legislation may lead to substantial investments. In addition, provisions under bylaws to 90-FZ that formally prohibit the maintenance and modernization of telecommunications equipment and software by entities controlled or owned by foreign legal entities or individuals will come into force on January 26, 2023. This could affect our own ability and/or ability to involve foreign vendors to execute maintenance and modernization of our telecommunications equipment and/or involve foreign vendors.
Implementing regulation for Federal Law 187-FZ “On the security of Russia’s critical information infrastructure” contains provisions requiring that the subjects of critical information infrastructure make the transition to the preferential use of Russian software by January 1, 2024 and make the transition to the preferential use of Russian telecommunications equipment and radio-electronic products by January 1, 2025, both of which may require substantial investments or materially harm our business.
On December 30, 2020, the law “On amendments to the Communication Law” was approved and entered into force on June 1, 2021). The amendments specify the procedure for concluding agreements remote subscribers. The law also establishes:
•the possibility of remote identification of individuals and legal entities to conclude contracts for the provision of communication services using electronic signatures;
•the creation of a governmental information system for monitoring the fulfillment of the obligations to verify the accuracy of information about the subscriber and users of communication services; and
•the requirement not to commence the provision of mobile services for B2B subscribers without entering information about such B2B clients, their end-users and their subscriber numbers (and for M2M services, B2B clients addresses or equipment installation addresses) into the Unified Identification and Authentication System (ESIA).
On July 2, 2021, the Federal Law N 319-FZ “On Amendments to the Federal Law “On Communications”” was adopted and entered into force on December 1, 2021. Under the new amendments, a telecommunications operator is obliged to provide to individuals free access to sites, information systems and programs for electronic computers that are included on the list of domestic socially significant information resources. Federal Law N 319-FZ also establishes that:
•the Ministry of Communications is to establish requirements that govern the procedures of how traffic passes through data transmission networks; and
•from January 1, 2023, telecommunications operators have to connect their networks to the state system in order to ensure compliance with the requirements for the provision of telecommunications services and services for traffic transmission in the public communications network, and to use the state system to check for the absence of call identity spoofing.
These rules and requirements have not yet been established and are still currently being discussed within working groups in the Ministry of Communications.
Regulation of Telecommunications in Pakistan

Regulatory bodies
Under the Pakistan Telecommunications (Re-organization) Act, 1996, as amended (the “Telecommunications Act”), responsibility for telecommunications regulation in Pakistan lies with the Ministry of Information Technology and Telecommunication (the “MoIT”) and the Pakistan Telecommunications Authority (the “PTA”).
The MoIT is responsible for shaping and directing Pakistan’s telecommunications and information technology policies. The PTA is an autonomous body that, subject to government-issued instructions and policy directives, implements policy and monitors the activities of the various market participants through licensing, tariff regulation, investigation of complaints (including arbitration of disputes between licensees) and competition. Additionally, the Competition Commission of Pakistan regulates competition within the telecommunications sector under the Competition Act, 2010.
The Frequency Allocation Board (the “FAB”) has exclusive powers to allocate radio frequency spectrum. The PTA receives applications for the allocation and assignment of radio frequency spectrum and, after examination, refers applicants to the FAB for the allocation of frequency.
Telecommunications networks and services in Pakistan are principally regulated under the Telecommunications Act and the rules and regulations made thereunder (the “Telecommunications Rules”). The Telecommunications Act also defines general rules for the licensing and authorization of telecommunications networks and services and introduces principles of establishment and administration of special funds, which are intended for research and development and a universal services fund.

Licenses
Mobile telecommunications operators are required to have a radio frequency spectrum allocation, which is typically auctioned by the PTA to qualifying bidders, subject to the MoIT’s policies and includes a license to operate.
To obtain a license to provide mobile telecommunications services in Pakistan, the PTA requires a written application supported by relevant documents, as set out in the applicable regulations, and information memoranda or advertisements in respect of the relevant license.
Licenses for the provision of mobile telecommunications services in Pakistan are typically issued for 15 years and may be renewed on such terms and conditions, and with such fees and contributions, which are consistent with the policy of the Government of Pakistan (the “GoP”) at the time of expiration. The PTA may include such additional terms as it considers appropriate, or it may decline to renew a license for various reasons, including violations of applicable license terms, laws or regulations. For a discussion of the risk related to renewal of licenses, see Item 3.D. — Risk Factors — Operational Risks — “We face uncertainty regarding our frequency allocations and may experience limited spectrum capacity for providing wireless services.”

Mobile Termination Rates
The PTA determines all MTRs, and, in addition, all signed contracts must be submitted to the PTA. For a description of MTRs in Pakistan, see Item 4—Information on the Company.

As described further below, for licensees designated as having significant market power, the PTA proposes an appropriate cost regime for interconnection and applies it to those licensees. Operators that are not subject to SMP in the relevant market may use commercially agreed termination rates. Effective January 1, 2022, MTR rates in Pakistan were reduced from PRK 0.7/min to PRK 0.5/min.

Significant Market Power
According to the Pakistan Telecommunication Rules, 2000, an operator whose share of the relevant market exceeds 25% (based on revenues) will be presumed to have SMP, unless determined otherwise by the PTA. The PTA may also determine that an operator whose share of the relevant market is less than the 25% threshold nonetheless has SMP. Pursuant to the Telecommunications Policy 2015, licensees that are designated as SMP in a relevant market under the competition rules and provide infrastructure and other services (rather than services alone) are required to:
•obtain prior approvals from the PTA for the launch of class value added services and any change in prices;
•provide, on a first-come, first-served basis, national roaming services and infrastructure sharing, meaning SMP operators will not be allowed to discriminate among operators;
•pay MTRs as determined by the PTA (instead of the mutually agreed upon MTR paid by non-SMP licensees); and
•offer infrastructure sharing.
Currently, industry operators are challenging the basis on which the PTA makes SMP determinations on the basis that there are differing thresholds for SMP under the Telecommunications Rules (using a 25% threshold) and the Competition Act of 2010 (using a 40% threshold).
On September 30, 2016, the PTA issued a determination declaring Pakistan Mobile Communications Ltd (“PMCL”) as having SMP in the retail cellular mobile telecommunications market for Pakistan. Telenor Pakistan was declared as having SMP in this market in AJK and Gilgit-Baltistan. PMCL has appealed the PTA’s determination in court. On January 22, 2018, the Islamabad High Court set aside the PTA’s determination on SMP and remitted the matter back to the PTA. Pursuant to the remand order, the PTA initiated a new consultative process on and issued consultative papers on October 16, 2019 requesting comment from all the operators, including PMCL, to develop a mechanism for determining SMP. These comments were duly submitted, which was followed by a hearing in February 2021. On September 20, 2021, the PTA re-issued a determination declaring PMCL as having SMP in the retail cellular mobile telecommunications market for Pakistan and Telenor Pakistan as having SMP in this market in AJK and Gilgit-Baltistan. These determinations have been challenged before the Islamabad High Court, and is currently pending adjudication.

Mobile Number Portability
The Mobile Number Portability Regulations, 2005 provide the eligibility criteria for MNP, the rights and obligations of customers and the duties and responsibilities of mobile operators. The PTA formed a supervisory board with all mobile operators to supervise the centralized database operation and determine the best method for MNP.
MNP was launched throughout Pakistan in March 2007. The current porting rate is PKR 250 (US$1.8 as of December 31, 2018) per completed port.
The Mobile Cellular Policy 2004 and the Telecommunications Policy 2015 encourage (but do not require) domestic roaming and infrastructure sharing, and those matters are left to the various operators to negotiate commercial terms. Although a limited number of operators in Pakistan originally benefited from MNP, the impact of MNP in Pakistan has dissipated considerably over the past few years and focus has shifted away from the MNP competitive arena.

Data Protection
In Pakistan, there are a number of statutes and regulations on data protection to which we are subject, including the Prevention of Electronic Crimes Act, 2016, the Pakistan Telecommunications (Re-organization) Act, 1996 and Revised Standing Operating Procedure on Requisitioning of Call Data Record by Authorized Officers from Telecom Operators, 2016. We are also subject to specific conditions pertaining to privacy and confidentiality of customer information, which are contained in our telecommunications licenses and the PMCL’s Customer Privacy policy.
Under the applicable laws and regulatory requirements, we have a responsibility to protect customer information and to ensure that information is not disclosed without prior customer consent, except as required under the law. We also have a responsibility to ensure that customer information and call detail records (CDRs) are not transferred/placed or stored outside of Pakistan.

Other
Biometric Verification
Unprecedented growth in the telecommunication era has benefited Pakistan’s economic growth tremendously. However, the resulting increase in the subscriber base has remained a challenge for mobile operators to manage effectively, particularly with respect to maintaining the correct/authentic antecedents of subscribers. In order to streamline SIMs sales and verification of users, GoP introduced Standard Operating Procedures requiring all mobile operators to re-verify their entire customer base through biometric verification and made this re-verification mandatory for SIM sale/issuance.
Telecommunications Policy 2015
On December 11, 2015, the GoP approved a new telecommunications framework, the Telecommunications Policy 2015, which introduced approximately 50 new telecommunications regulatory frameworks to be developed by the PTA after the requisite consultation process with the telecommunications industry. Certain legislative and regulatory changes are expected in the implementation of these frameworks, including: (i) the introduction of competition rules; (ii) changes in the interconnection regime; (iii) changes in national roaming and infrastructure sharing requirements; (iv) allocation and assignment of spectrum in order to maximize social and economic benefits; (v) the establishment by the PTA of an environmental regulatory framework for the sector; and (vi) the prescription by the MoIT of rules for lawful interception.
The Pakistan Prevention of Electronic Crimes Act 2016 introduced sentencing and heavy fines for acts such as spam messaging, accessing of unauthorized data, acquiring or selling of identification information, tampering with a device identifier and the issuance of a SIM in an unauthorized manner. The powers of the Federal Investigation Agency have been enhanced in order to enforce this law. This has a direct impact on our business, as many of the usual forms of marketing in Pakistan are now prohibited by law.

Regulation of Telecommunications in Ukraine
The below summarizes the regulation of the telecommunications industry in Ukraine. Following the introduction of martial law in Ukraine on February 24, 2022, in connection with the ongoing conflict with Russia, the day-to-day enforcement of this legislation and regulation has changed given the current state of emergency.

Regulatory Bodies
Pursuant to the Ukraine Telecommunications Law (“UTL”), the main governmental authorities that manage the telecommunications industry in Ukraine are the Cabinet of Ministers, State Service of Special Communications and Information Protection of Ukraine (the “Service”), the National Commission for the State Regulation of Communication and Informatization (“NCCIR”) and the Ministry of Digital Transformation of Ukraine (“MinDigital”).
The Cabinet of Ministers is responsible for forming general policy, ensuring equal rights for developing the forms of ownership, managing state-owned assets and directing and coordinating ministries and other central governmental bodies in the area of telecommunications.
The Service develops state policy proposals in the area of telecommunications and is responsible for their implementation within its authority granted by law. The Service also has the authority to prepare draft legislation and define the quality requirements for telecommunications services and technical standards for telecommunications equipment.
The NCCIR is the main regulatory and controlling body in the area of telecommunications and use of radio frequencies. The NCCIR issues licenses for the provision of licensed telecommunications services and the use of radio frequencies, maintains registries of telecommunications operators and providers, allocates numbering capacity to telecommunications operators and controls the quality of telecommunications services.
MinDigital was established in 2019 and carries out regulatory and supervisory functions in parallel with the NCCIR and consults with the other telecommunications regulatory bodies. MinDigital has declared its intention to improve the speed and quality of mobile and fixed networks, accelerate 4G coverage, and introduce 5G coverage in Ukraine over the next few years.

Regulatory Framework
Historically, the UTL and the Ukraine Frequency Law (“UFL”) were the principal laws regulating the Ukrainian telecommunications industry. The UTL sets forth the general principles for the regulation of the telecommunications industry in Ukraine, including a description of the institutional framework for the government’s involvement in the regulation, administration and operation of the telecommunications industry. The UFL regulates the allocation and use of frequency bands in Ukraine.
The UTL and UFL were in force until January 1, 2022, and have been replaced by the new Ukrainian Law “On Electronic Communications” #1089-IX, dated December 16, 2020 (the “Law “On Electronic Communications””), which foresees comprehensive regulation of the telecommunications industry. The Law “On Electronic Communications” is aimed at aligning Ukraine’s telecommunications legislation with the EU Code of Electronic Communications. The key aspects of the law are the:
•introduction of technological neutrality, spectrum sharing, rent/trading and infrastructure sharing;
•calculation of radiofrequency rent fees according to the new methodology;
•new minimal term for license – not less than 15 years;
•new transparent auctions procedure;
•cancellation of planned audits by controlling bodies;

•control over illegal equipment that causes radio interference;
•simplification of base stations legalization;
•cancellation of a regulator’s authority to establish rates for international mobile termination; and
•introduction of the “single window” principle for lawful interception purposes.
Proper enforcement of the Law “On E-Communications” requires the creation of a new regulatory authority, which is subject to a separate law that was adopted on December 16, 2021 and is pending the President’s signature, and various bylaws, which have yet to be adopted.

Licenses
In 2019, the Ukrainian Parliament adopted changes to the Law “On Telecommunications”, which abolished state licensing of fixed-line telecommunications services. Licensing of radio frequency resource (“RFR”) use remains unchanged. If the demand for radio frequency exceeds availability, licenses for RFR use are issued based on the results of a tender or auction held by the NCCIR. Licenses are issued for a term of five to 15 years. The NCCIR has the right to extend the existing license at the request of the operator, or to take a negative decision if, at the date of filing of the application for an extension, violations of licensing conditions by the operator have been recorded and such violations have not been cured.
After obtaining a license for RFR use, telecommunications operators are required to obtain permission to operate Radio Electronic Facilities (“REF”) and private radio networks (radio transmitters, base stations, and microwave links). In accordance with the law on the radio frequency resource in Ukraine, permissions for REF are issued for a period not exceeding the period of validity of the relevant operator’s licenses for the use of radio frequency resource. The permit may be extended at the request of the operator to the NCCIR. The NCCIR will extend the license unless a violation of the licensing conditions has occurred and as long as there are no preconditions, such as the refarming of frequencies or the introduction of new radio technologies, for the termination of a specific radio technology in the radio frequency band.

Mobile Termination Rates
The former UTL allowed telecommunications operators, including wireless service operators, to establish tariffs for the telecommunications services provided to customers, with the exception of tariffs on universal services and data traffic channeling by SMP telecommunications operators. For a description of MTRs in Ukraine, see “Item 4—Information on the Company-Interconnection Agreements.”
In September 2020, the NCCIR adopted a decision to decrease the national MTR rate for mobile networks to UAH 0.10/min (from UAH 0.12/min) effective as of January 1, 2021, and further to UAH 0.08/min from January 1, 2022. FTR rates have been reduced symmetrically to NMTR and entered into force on July 1, 2021 and January 1, 2022. Until December 31, 2021. IMTR rates were EUR 0.10/min. . As of January 1, 2022, the Law “On Electronic Communications” entered into force and IMTR rates were deregulated, which has resulted in the alignment of IMTR rates with international market rates of U.S.$0.19/min, excluding special tariffs in force under network-to-network deals.

Significant Market Power
The NCCIR regulates telecommunications services, studies the competitive environment in the telecommunications market, determines SMP operators and regulates interconnection tariffs charged to access SMP operators’ and dominant operators’ networks and the technical, organizational and economic terms of interconnection agreements involving such operators. An operator is presumed to have SMP if it has a share of more than 25% of the total revenue of all telecommunications operators and providers operating in the respective telecommunications services market. On October 20, 2011, the NCCIR determined the SMP operators in the markets for terminating calls on fixed-line and mobile networks, and on December 1, 2011, it approved mandatory interconnection tariffs for the SMP operators in such markets. Our operations in Ukraine are deemed to have SMP and are subject to these regulations.
In addition, the Law of Ukraine “On Electronic Communications” #1089-IX dated December 16, 2020 introduced a new SMP regulatory framework which came into force on January 1, 2022. The new Law increases the NCCIR’s authority to analyze communication services markets to determine SMP operators. If the NCCIR identifies certain SMP factors, regulatory obligations and/or restrictions may be imposed upon respective MNO (including controls on wholesale and retail tariffs and infrastructure sharing). The list of such regulatory obligations and the procedure for their application are in line with the Electronic Communications Code of the EU and do not go beyond the EU requirements.

Mobile Number Portability
On May 1, 2019, MNP was implemented in Ukraine to provide customers with the ability to transfer their mobile numbers from one telecommunications network to another. Changes to MNP procedures were initiated by the NCCIR, which became effective on December 1, 2021, which include giving an option to the subscriber to switch operators without prior identification by the existing operator in order to minimize barriers for transitioning between operators.

Data Protection
According to the Law “On Protection Of Personal Data,” as of June 2010, personal data is defined as the information or aggregate information about a natural person who is identified or may be identified (e.g. name, ID number, and passport data). In Ukraine, most customers are not identified. However, content, traffic and location are defined as customer’s data. The transmission of personal data requires the transferor to obtain consent from the person whose personal data is being transferred. The party to which the personal data is transferred is required to have implemented the requirements of the Law “On Protection of Personal Data”. This law is not expected to have a significant impact on our operations.
Personal data may only be transferred to foreign parties in the specific cases stipulated by law or an international treaty and only on the condition that an adequate level of personal data protection is ensured by the relevant foreign state.
Chapter XV of the Law “On Electronic Communications” requires telecommunications operators and providers to ensure and be responsible for protecting the confidentiality of information concerning customers, which was made available to them at the time of entering into a telecommunications services agreement. Information concerning the consumer and concerning the services they have received may be provided in observance of the procedure defined by the law. In all other cases, the information described above may only be disclosed subject to the customer’s written consent.
The draft law to align Ukrainian legislation to EU GDPR has been considered and revised since October 2018. This process was coordinated by Ukrainian Parliament Commissioner for Human Rights (Ombudsman) in cooperation with Twinning projects of the EU Commission. Today, the main driver of Ukraine’s alignment to EU GDPR is Parliament’s Committee for Digital Transformation. An industry working group was established within this committee in November 2020 and we actively participate with the aim of ensuring resulting legislation does not exceed existing EU rules and requirements.

Other
Provision of Telecommunications Services
MinDigital is currently proposing changes to certain rules regarding the provision of telecommunications services. Among the changes proposed are: (i) the prohibition of including a subscriber’s consent by default in an operator’s terms of services for receiving distributed advertising text messages, which will apply to the distribution of non-telecommunications services information, and (ii) bans on the provision of services other than telecommunications services under a telecommunications contract and debiting money for the provision of non-telecommunications services from a subscriber’s telecommunications services account.
RFR Rent Increase
On November 30, 2021, the Ukrainian Parliament adopted changes to the Tax Code of Ukraine, which, among other things, resulted in a 5% increase in RFR rent. Notwithstanding consistent advocacy efforts on behalf of the Company and telecommunications industry, the legislative changes were supported by the President and came into force on January 1, 2022.

Regulation of Telecommunications in Kazakhstan

Regulatory Bodies
Under the Kazakhstan Communications Law dated July 5, 2004 (the “Kazakhstan Communications Law”), the Ministry of Digital Development, Innovation and Aerospace Industry is the central executive body authorized to implement state policy and governmental control with respect to telecommunications and to adopt relevant acts.
The Kazakh government sets forth the procedures and one-off payment rate to access frequencies for the provision of telecommunications services. The Inter-Agency Commission on Radio Frequencies, a consultative-advisory agency of the Kazakh government, provides recommendations on government policy regarding frequencies. The National Security Committee and certain other governmental defense bodies also maintain a level of control over the telecommunications industry as part of their investigative operations.
From January 1, 2022, an amendment to the Kazakhstan Communications Law came into force, where the Ministry of Digital Development, Innovation and Aerospace Industry is now also responsible for (i) the organization and holding of tenders (or auctions) for the allocation of frequency bands and radio frequencies (radio frequency channels) in Kazakhstan in the ranges recommended for distribution through a tender (or auction) by the Inter‐Agency Commission on Radio Frequencies of the Republic of Kazakhstan; and (ii) determination of the terms of tenders (or auctions) and the requirements for the participants of such tenders (or auctions).
Competition matters in Kazakhstan are regulated by the Agency for Protection and Development of Competition (the “Antimonopoly Agency”), which is directly subordinate and reports to the President of the Republic of Kazakhstan . The Antimonopoly Agency is authorized to prepare and implement state policy for the protection of competition, for example, by coordinating with state authorities, reviewing compliance with competition laws, conducting investigations and approving concentrations of entities.

Regulatory Framework
The Kazakhstan Communications Law is the principal law that regulates the telecommunications industry in Kazakhstan and sets forth the general principles for the regulation of the telecommunications industry, the authority of each regulatory body, the rules governing telecommunications network cooperation and consumer rights protections.
The Kazakhstan Communications Law grants the Kazakh government broad authority, with respect to the telecommunications industry in Kazakhstan. The most important aspects with respect to our business, includes the government’s authority to develop and implement government policy on telecommunications and frequency allocations, regulate radio frequencies conversion, and approve procedures for auctions of telecommunications licenses.
The participation of foreign capital in Kazakhstan’s telecommunications market is limited by law. It is forbidden for foreign legal entities or individuals to control and operate backbone networks without the establishment of a legal entity in Kazakhstan and to obtain more than 10.0% of voting shares in an international long distance (“ILD”) operator without consent from the Ministry of Digital Development, Innovation and Aerospace Industry, as well as national security authorities. In addition, foreign legal entities or individuals are not allowed to possess, use, dispose of or control (directly or indirectly) more than 49.0% of the total voting shares of an ILD operator that possesses surface communication lines (cables, including fiber optic and radio-relay cables) without the consent of the Ministry of Digital Development, Innovation and Aerospace Industry and national security authorities.
In addition, KaR-Tel, as a telecommunications operator, is classified as critical information and communication infrastructure and therefore, we must comply with certain requirements, such as creating its own operational information security center; ensuring the connection of information security monitoring systems to the information security monitoring system of the National Information Security Coordination Center, and

transferring backup copies of electronic information resources to a single national backup platform for storing such resources.

Licenses
In accordance with national legislation, licenses to provide telecommunications services are issued by the Ministry of Digital Development, Innovation and Aerospace Industry. The Law “On Permits and Notifications” regulates permits, certain types of activities or actions and the procedures for issuing and re-issuing permits. A license to provide telecommunications services is a first class permit, meaning it is inalienable and without a time limit.
In addition to obtaining a license, wireless telecommunications operators must have a permit for radio frequency usage for every radio transmitter that they operate. Permits for radio frequency usage are issued by the Committee of Telecommunications of the Ministry of Digital Development, Innovation and Aerospace Industry. Under the Kazakhstan Communications Law, permits for the use of radio frequencies are subject to extension every year after the payment of the annual frequency fee. Radio frequency permits may be suspended or terminated for non-usage of assigned spectrum within one year, non-payment of spectrum fees for nine months and failure to comply with the conditions to which the frequency allocation was subject.

Mobile Termination Rates
The structure of interconnection agreements is set by the Ministry of Digital Development, Innovation and Aerospace Industry and dominant operators are required to enter into an interconnection agreement with any operator requesting interconnection.

Significant Market Power
In 2007, KaR-Tel was included on the list of dominant companies for mobile services. As a result, the company was subject to the regulated market and has a range of obligations and limitations on pricing.
On January 1, 2017, the Entrepreneurial Code abolished the list of dominant companies, and as a result, KaR-Tel is no longer required to fulfill obligations such as regular reporting to the Antimonopoly Agency.  However, the Antimonopoly Agency has conducted a market analysis and designated KaR-Tel as a dominant company, which subjects KaR-Tel to antimonopoly legislation and monitoring.

Mobile Number Portability
MNP was launched on January 1, 2016. There is currently no charge for customers to port numbers, and mobile operators are required to pay annual fees for the maintenance of the MNP data base. In 2016, the annual cost for KaR-Tel was approximately KZT 6,388,236. In 2017, the price for MNP data base maintenance was decreased by 26% to approximately KZT 5,269,042. KaR-Tel’s business has not been significantly affected from the implementation of MNP.

Data Protection
In 2013, the Kazakh government adopted The Law of the Republic of Kazakhstan on Personal Data and Its Protection (the “Kazakhstan Data Law”). The Kazakhstan Data Law includes requirements that businesses have to adhere to regarding the gathering, processing, storing and the protection of personal data. For example, personal data may only be stored within the borders of Kazakhstan and businesses have to obtain a written or electronic signature consent for gathering and processing personal data, and cross-border transfers.
Since the adoption of the Kazakhstan Data Law, any reference to information on subscribers refers not only to their personal data but also to information on the services provided to subscribers. Both definitions are similar, but are regulated two different laws, the Kazakhstan Data Law and the Kazakhstan Communications Law.

For example, cross-border transfer of personal data under the Kazakhstan Data Law is permitted, but in 2017, a provision was introduced to the Kazakhstan Data Law that makes the cross-border transfer of service information subject to the Kazakhstan Communications Law, which states that such service information about subscribers can only be stored in Kazakhstan and cannot be transferred abroad unless it is in connection with the provision of roaming services. Since 2018, in accordance with a new provision of the Kazakhstan Communications Law, employees who work with service information on subscribers must be citizens of the Republic of Kazakhstan. The transfer in any form from telecom operators to other persons of management over communication networks is prohibited. In July 2020, the Kazakhstan Communications Law prohibited the transfer of anonymized and aggregated data used by telecommunication operators for reporting, analysis and research. However, under the Kazakhstan Data Law, the de-personalization of personal data may be carried out for statistical, sociological, marketing and/or scientific research.
In July 2020, there were further amendments to the Kazakhstan Data Law, which established the Information Security Committee of the Ministry of Digital Development, Innovation and Aerospace Industry, which is responsible for, among other things, considering appeals of personal data subjects, taking measures to hold violators of the Kazakhstan Data Law accountable, the right to demand from owners, operators and third parties clarification, blocking or destruction of inaccurate or illegally obtained personal data. In addition, the amendments approved enacting rules for the collection and processing of personal data . The Kazakhstan Data Law requires that the content and amount of personal data collected strictly correspond to the specific, previously declared and legal purposes of their processing. If the owner and/or operator are legal entities, they are required to appoint a person responsible for organizing the processing of personal data. Such a person is entrusted the following duties: exercising internal control over compliance with legislation on the protection of personal data; informing employees of the provisions of the legislation on the protection of personal data; and controlling the reception and processing of appeals of entities or their legal representatives.

Regulation of Telecommunications in Uzbekistan

Regulatory Bodies
The government authority responsible for supervising the telecommunications industry in Uzbekistan is the Ministry for Development of Information Technologies and Communications of the Republic of Uzbekistan.
In accordance with the Uzbek Telecommunications Law, businesses offering communications services in Uzbekistan may be privately or publicly held by Uzbek or foreign national individuals or legal entities. All owners of telecommunications networks have equal rights and enjoy equal protection guaranteed by the law, and legislation imposes no restrictions on foreign investors.
The State Inspectorate for Supervision of Informatization and Telecommunications is responsible for monitoring compliance by telecommunications companies with license requirements and conditions.
The Antimonopoly Committee of the Republic of Uzbekistan is a governmental body with functions and powers for antimonopoly regulation, development of a competitive environment, monitoring the activities of natural monopolies, protecting consumer rights, regulating the advertising market and licensing commodity exchanges.

Regulatory Framework
The main statutes that govern the telecommunications industry in Uzbekistan are (i) the Uzbek Communications Law dated January 13, 1992 (as amended); (ii) the Radio Frequency Spectrum Law dated December 25, 1998; (iii) the Protection of Consumers’ Rights Law dated April 26, 1996; (iv) the Uzbek Telecommunications Law dated August 20, 1999; (v) the Law on Licensing of Certain Types of Business, dated May 25, 2000; and (vi) the Uzbek Competition Law, dated January 6, 2012.
These laws determine the general legal and economic basis for organizing communications systems, establishing rights and duties of a company in terms of ownership, use, disposal and management of communications equipment when setting up and operating communications networks and providing communications services.
The most important aspects of the law with respect to our business include the federal Uzbek government’s authority to: license communications service providers; allocate radio frequencies; certify telecommunications equipment; allocate numbering capacity; ensure fair competition and freedom of pricing; and conduct oversight of operators’ compliance with the terms of their licenses and Uzbek law.

Licenses
The issuance of any telecommunications license is at the sole discretion of the Cabinet of Ministers. Upon approval from the Cabinet, the Ministry for Development of Information Technologies and Communications executes the license. The Ministry will execute a license within 20 days from the date an application is filed and approved by the Cabinet. An application can be denied only if: the presented documents are not properly executed; the documents contain false information; or the applicant does not meet the license terms and requirements. The law does not provide any further grounds for denial.
Licenses are issued for a period starting from five years and can be issued with no fixed term, subject to renewal, and the applicable renewal requirements and procedures are the same as for obtaining the license. In addition, the Ministry has the power to renew, suspend, cancel and control the transfer of licenses.
On March 31, 2017, the Republican Radio frequencies Council in Uzbekistan published a decision ordering the equitable reallocation amongst all telecommunications providers in the market, which will affect approximately half of the 900 MHz and 1800 MHz radio frequencies of our Uzbek subsidiary, Unitel LLC. The decision came into force on March 31, 2018, and, was successfully executed by Unitel LLC. The decision also granted tech neutrality in the 900 MHz and 1800 MHz bands.

Mobile Termination Rates
Local MTRs are currently not regulated in Uzbekistan. Pursuant to current legislation, MTRs are determined on the basis of the contracts between operators. However, if operators cannot agree on the MTR cost, the regulator can establish such cost itself based on prescribed methodologies. Due to the inclusion of Unitel LLC on the list of SMP operators, the State Committee of the Republic of Uzbekistan for Assistance to Privatized Enterprises and Development of Competition adopted a decision requiring Unitel LLC to establish consistent MTRs for all operators. Based on this decision, other operators filed claims with the court to establish MTR in the amount of UZS 0.05/minute and won. For a description of MTRs in Uzbekistan, see “Item 4-Information on the Company-Interconnection Agreements.”

Significant Market Power
    In 2013, Unitel LLC was declared to be a company with significant market power and was required to submit its tariffs to the Ministry of Finance of Uzbekistan for approval. Despite numerous attempts by Unitel LLC to get the Ministry of Finance to approve its tariffs, the Ministry has never issued such approvals.
    In April 2018, the Uzbek Government amended its regulations on the determination of monopolistically high and low prices.  As a result of these amendments, Unitel LLC is no longer required to obtain prior approvals before modifying its tariffs.
On May 20, 2021, according to Order No. 66, Unitel LLC was excluded from the list of companies determined to have significant market power in mobile communication services. However it was included on the list of companies with a dominant position in the market for mobile data transmission services (Internet).

Mobile Number Portability
In 2018, the Ministry for Development of Information Technologies and Communications introduced a draft resolution on mobile number portability (“MNP”).  If adopted, it would result in the introduction of MNP in Uzbekistan.  According to the latest version of the draft resolution, customers would be charged a nominal fee to port numbers. In August 2019, the Ministry published the revised version of the draft resolution for comment and also sent a list of questions to mobile operators. The comment period closed on August 24, 2019, and Beeline Uzbekistan responded to the Ministry’s questions. The Ministry continues to consider the resolution. In October 2020, new rules regarding the "Provision of telecommunications services" came into force, providing for the provision of subscriber number portability in MNP mobile networks. State authorities, together with mobile service operators are currently carrying out technical implementation and testing of the MNP system in Uzbekistan.

Data Protection
Data protection is regulated by Uzbek Law “On Personal Data” dated July 2, 2019 (which entered into force on October 1, 2019), Laws “On Informatization” and “On Principles and Guarantees of Freedom of Information,” as well as by the Regulation on the Order of Documentation of Information, Registration of State Information Resources approved by an Order of the Ministry for Development of Information Technologies and Communications. Under these laws, personal data and other confidential information cannot be collected and distributed without the consent of the owner of such information.
In January 2021, certain amendments were introduced to Article 27-1 of the Law “On Personal Data,” which stated that telecommunications operators, when processing the personal data of citizens of the Republic of Uzbekistan using information technology, are obliged to ensure that their collection, systematization and storage of such personal data in databases that are physically located in Uzbekistan. These amendments became enforceable in April 2021. In addition, in 2021, certain amendments and additions were made to the Uzbek Administrative Code and the Criminal Code, specifically related to increasing liability for the violation of personal data legislation.

Other
In accordance with Uzbek Cabinet of Ministers Decree, dated October 2018, “On measures to streamline the registration system for mobile devices in the Republic of Uzbekistan”, a system for registering International Mobile Equipment Identity (“IMEI”) codes for mobile devices was introduced in 2019. The introduction of IMEI codes in the registration is aimed at preventing the sale of mobile devices that were imported into Uzbekistan without paying customs duties, as well as to enable a prompt search for mobile devices in case of loss or theft. From November 2019, IMEI registration can only be processed manually through the IMEI registration system and in 2020, mobile operators started linking IMEI codes to the name of the mobile device owner.
For mobile operators, the government introduced a notification procedure for the completion of construction and installation, reconstruction, testing, integration, organization of operation for commercial purposes, changes in the design of telecommunication devices and structures, as well as the expansion of equipment for existing installations of telecommunication lines and structures.
The Decree of the President N UP-6079, dated October 5, 2020 was adopted, which provides for the abolition from November 1, 2020 of the requirements for issuing a permit for the operation of base stations for the purpose of organizing communications in closed premises operating within radio frequencies allocated to mobile operators with a capacity of not more than 500 MW (except for base stations of mobile communications installed near categorized objects).
The Decree of the President also granted the ability to issue, in accordance with the procedure established by the Centre for the Electromagnetic Compatibility (“CEMC”), a permit for mobile operators to the import radio electronic devices, equipment and other devices without obtaining a permit for the purchase, installation, design and construction. This legislative significantly improves the ability of mobile operators to import telecom equipment into the country.

Regulation of Telecommunications in Bangladesh

Regulatory bodies
    The Bangladesh Telecommunications Regulatory (Amendment) Act, 2010 (the “BTRA”) introduced a separation of responsibilities between the telecommunications regulator and government in Bangladesh. Under the BTRA, the responsibilities of issuing licenses for telecommunications systems and services, as well as the regulation of telecommunications activities, are assigned to the Bangladesh Telecommunication Regulatory Commission (“BTRC”). However, the supervision of telecommunications licensees and the approval of the BTRC’s proposals for issuing licenses and service tariff was transferred to the Posts and Telecommunications Division (“PTD”) within the Ministry of Posts, Telecommunications and Information Technology of Bangladesh. As a result, the BTRC is currently the executive body for telecommunications policies, while the PTD supervises and monitors all the activities of the BTRC. Apart from the BTRC and the PTD, the National Board of Revenue, the Ministry of Finance, the Bangladesh Bank, and the Bangladesh Investment Development Authority also have significant authority over the telecommunications sector.

Regulatory framework
    The main elements of the regulatory framework of the telecommunications sector in Bangladesh are embodied in the BTRA, which establishes rules relating to the supply of telecommunications services in Bangladesh. Pursuant to the BTRA, the BTRC has issued many regulations, directives, policies, and guidelines for the telecommunications industry. These include, but are not limited to, the BTRC (Licensing Procedure) Interconnection Regulations, 2004, which was amended in 2008, the International Long-Distance Telephony Service policy, 2007, which was amended in 2010, infrastructure sharing guidelines, regulatory and licensing guidelines for nationwide telecommunications transmission networks, directives for services and tariffs, Telecommunication Value Added Services guidelines, licensing guidelines for Tower Sharing and the regulation of significant market power (“SMP”).

Licenses
    The issuance of any telecommunications license is at the sole discretion of the BTRC, which is subject to approval from the PTD. The BTRC must submit a report to the PTD for its approval, prior to granting any license.
    The BTRC reserves the right to set the criteria and conditions for license eligibility, to specify any applicable fees and charges and to determine the duration and conditions of any license. Generally, licenses are issued for a certain period subject to renewal, and the applicable validity period, renewal requirements and other conditions are set out in the license.
    In addition, the provisions of the BTRA grant the BTRC the power to renew, suspend, cancel and control the transfer of licenses. The BTRC, with the prior permission of the PTD, may amend any condition of any license issued pursuant to the BTRA, and the PTD, on its own initiative or, at the request of a licensee, may instruct the BTRC to amend any license condition.
On February 19, 2018, the BTRC awarded BDCL the 4G/LTE license. Also, on February 19, 2018, we acquired 5 MHz and 5.6 MHz Spectrum in 2100 MHz and 1800 MHz, respectively, and converted the remaining spectrum in 900 MHz and 1800 MHz to tech neutral spectrum. BDCL has separate licenses for 2G and 3G services.
The BTRC has plans to amalgamate existing 2G/3G/4G licenses to reduce the complexities of operating separate licenses for cellular mobile phone services, and is also considering incorporating upcoming technologies, such as 5G, which the government plans on launching soon, in the same single license.

Mobile Termination Rates

    The international mobile termination rate was revised on February 14, 2020, through which the minimum mobile termination rate was reduced. Currently, the maximum and minimum mobile termination rates are US$0.025/min and US$0.006/min, respectively. International gateway operators share 22.5% of international call mobile termination revenue with mobile network operators (“MNOs”) based on the minimum international call mobile termination rate. The domestic mobile termination rate has been changed to BDT 0.14/min or US$0.0017/min (terminating MNO receives BDT 0.10 (US$0.0012) and interconnection exchange operators (“ICX”) receives BDT 0.04 (US$0.0005)), which became effective from August 14, 2018.
The BTRC issued a set of directives on June 28, 2020 imposing asymmetric mobile termination rates on SMP operators, which went into effect on July 16, 2020. As a result, for a call terminating on a non-SMP operator’s network, Grameenphone will still pay the respective non-SMP operator BDT 0.10/min, while non-SMP operators pay BDT 0.07/min for a call terminating on Grameenphone’s network. BTRC has instructed non-SMP operators to hold the balance of BDT 0.03/min in a separate fund, the proceeds of which is intended to be used for development of Bangladesh’s mobile telecommunications industry, as specified by BTRC.

Significant Market Power
    The BTRC declared Grameenphone an SMP on February 10, 2019, and imposed several restrictions on the operator, which were subsequently disputed by Grameenphone in court. After considering the court’s decision, BTRC issued directives on June 21, 2020, imposing two obligations on SMP operators: (1) a mobile number portability (“MNP”) lock-in period; and (2) mandatory approval for all services/offers. The obligations became effective on July 1, 2020.
The PTD has set the threshold to determine what would constitute SMP for tower companies at 40% market share. The BTRC is currently working on implementing further rules and regulations to regulate tower companies that are considered to be an SMP .

Mobile Number Portability
    On July 24, 2017, the BTRC issued new licensing guidelines for MNP service providers, where third party entities have been awarded a license to provide MNP services across Bangladesh. On October 1, 2018, MNP was launched nationwide.

Data Protection
    While there is currently no legislation in Bangladesh that specifically addresses data protection, the government is planning to introduce personal data protection law and is currently in the process of drafting the Personal Data Protection Act. However, pursuant to some of our licensing terms and BTRC directives, MNOs are prohibited from sharing customer data with third parties, excluding law enforcement agencies, without regulatory approval. In addition, the Digital Security Act 2018 makes it illegal to disclose identity information without consent.

Other
Trial Launch of 5G
TeleTalk (a state-owned company) launched 5G on a trial basis in six areas on December 12, 2021, with 60 MHz of spectrum in the 3.5 GHz band. The commercial launch of 5G is expected to happen by 2023.
Quality of Service (“QoS”) Guidelines

On November 11, 2018, the BTRC published Operators QoS Regulation 2018 (“QoS Guidelines”), which regulates the QoS of Access Network Service (“ANS”) Operators. The BTRC is currently reviewing the existing QoS Guidelines and may revise certain key performance indicators. The BTRC has recently revised the benchmark for 4G download data throughput to 15 Mbps from 7 Mbps, and on October 2021, issued new instructions regarding call dropping.
E-Registration
The BTRC issued instructions on August 28, 2018 regarding the implementation of the Electronic Telecom Subscriber Acquisition Form and we launched an electronic and paperless SIM registration process on September 3, 2018. Under this process, a customer has to share his or her name, ID number, date of birth, current address and fingerprints with the retailer when purchasing a new SIM. The BTRC is currently reviewing the process to add further requirements to the personal details that will have to be shared, which may be imposed soon.
BTRA Amendment
The PTD has shared a draft version of a planned amendment of the Bangladesh Telecommunication Regulatory Act (“BTRA”) with the MNOs in Bangladesh. MNOs have submitted their feedback on this draft through the Association of Mobile Telecom Operators of Bangladesh.
Over-the-top (“OTT”)
App-Based Calling Service: On April 29, 2021, the BTRC issued certain directives regarding mobile application-based calling services of Internet Protocol Telephony Service Providers (“IPTSPs”). These directives have resulted in a requirement for technical commercial agreements to be signed between MNOs and IPTSPs to allow for such mobile application-based calls to take place over the MNOs networks. In addition, these directives have also introduced a tariff of BDT 0.40/min for calls made using the IPTSP mobile applications to phones.
OTT Platform (Infotainment): The High Court of Bangladesh has directed the BTRC to take necessary steps to finalize regulations for the operation of OTT platforms (infotainment), and the BTRC published a draft regulation addressing this on February 3, 2022, and has requested industry feedback on the draft regulation. The Ministry of Information has also drafted an OTT policy and has called for a meeting with relevant stakeholders, including MNOs.
National Equipment Identity Register
The BTRC has issued directives regarding the Equipment Identity Register (“EIR”) on February 11, 2020. On January 4, 2021, MNOs launched the EIR, however, only the IMEIs of lost and stolen devices have been disabled, while other unauthorized and illegally imported devices are still able to be operated.
Data Packages
The BTRC issued a directive relating to mobile data packages on December 13, 2021, which mandates that MNOs can only offer a maximum of 95 data products at any given time.
License Clause Amendment of Foreign Direct Investment and Local Loans
The BTRC has issued a draft amendment of different licensing guidelines, which revises the clauses related to foreign direct investment and local loans. The draft encourages more foreign direct investment and foreign shareholding for different licenses. However, the draft amendment has limited the provisions of taking loan from local banks to 20%.

EU Telecommunications Regulation
    Our subsidiary VEON Wholesale Services (“VWS”) is subject to German telecommunications regulation, which amongst other things, regulates the way VWS manages its traffic and billing data, and its capability to identify, detect and report on security incidents.